INVESTMENT SUB-ADVISORY AGREEMENT AMONG WELLS FARGO FUNDS TRUST, WELLS FARGO FUNDS MANAGEMENT, LLC AND WELLS CAPITAL MANAGEMENT INCORPORATED

This **AGREEMENT** is made as of this 1st day of March 2001, between Wells Fargo Funds Trust (the "Trust"), a business trust organized under the laws of the State of Delaware with its principal place of business at 525 Market Street, 12th Floor, San Francisco, California 94163, Wells Fargo Funds Management, LLC (the "Adviser"), a limited liability company organized under the laws of the State of Delaware with its principal place of business at 525 Market Street, 12th Floor, San Francisco, California 94163, and Wells Capital Management Incorporated, a corporation organized under the laws of the State of California, with its principal place of business at 525 Market Street, 12th Floor, San Francisco, California 94163 (the "Sub-Adviser").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, (the "1940 Act") as an open-end, series management investment company; and

WHEREAS, the Trust and the Adviser desire that the Sub-Adviser perform investment advisory services for each of the series of the Trust listed in Appendix A hereto as it may be amended from time to time (each a "Fund" and collectively the "Funds"), and the Sub-Adviser is willing to perform those services on the terms and conditions set forth in this Agreement;

NOW THEREFORE, the Trust, the Adviser and Sub-Adviser agrees as follows:

Section 1. The Trust; Delivery of Documents. The Trust is engaged in the business of investing and reinvesting its assets in securities of the type and in accordance with the limitations specified in its Declaration of Trust, as amended or supplemented from time to time, By-Laws (if any) and Registration Statement filed with the Securities and Exchange Commission (the "Commission") under the 1940 Act and the Securities Act of 1933 (the "Securities Act"), including any representations made in the prospectus and statement of additional information relating to the Funds contained therein and as may be supplemented from time to time, all in such manner and to such extent as may from time to time be authorized by the Trust's Board of Trustees (the "Board"). The Board is authorized to issue any unissued shares in any number of additional classes or series. The Trust has delivered copies of the documents listed in this Section to the Sub-Adviser and will from time to time furnish the Sub-Adviser with any amendments thereof.

Section 2. Appointment of Sub-Adviser. Subject to the direction and control of the Board, the Adviser manages the investment and reinvestment of the assets of the Funds and provides for certain management and services as specified in the Investment Advisory Agreement between the Trust and the Adviser with respect to the Funds.

Subject to the direction and control of the Board, the Sub-Adviser shall manage the investment and reinvestment of the assets of the Funds, and without limiting the generality of the foregoing, shall provide the management and other services specified below, all in such manner and to such extent as may be directed from time to time by the Adviser.

Section 3. Duties of the Sub-Adviser.

(a) The Sub-Adviser shall make decisions with respect to all purchases and sales of securities and other investment assets for the Funds. To carry out such decisions, the Sub-Adviser is hereby authorized, as agent and attorney-in-fact for the Trust, for the account of, at the risk of and in the name of the Trust, to place orders and issue instructions with respect to those transactions of the Funds. In all purchases, sales and other transactions in securities for the Funds, the Sub-Adviser is authorized to exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions.

(b) The Sub-Adviser will report to the Board at each regular meeting thereof all material changes in the Funds since the prior report, and will also keep the Board informed of important developments affecting the Trust, the Funds and the Sub-Adviser, and on its own initiative will furnish the Board from time to time with such information as the Sub-Adviser may believe appropriate, whether concerning the individual companies whose securities are held by a Fund, the industries in which they engage, or the economic, social or political conditions prevailing in each country in which the Fund maintains investments. The Sub-Adviser will also furnish the Board with such statistical and analytical information with respect to securities in the Funds as the Sub-Adviser may believe appropriate or as the Board reasonably may request. In making purchases and sales of securities for the Funds, the Sub-Adviser will comply with the policies set from time to time by the Board as well as the limitations imposed by the Trust's Declaration of Trust, as amended from time to time, By-Laws (if any), Registration Statement under the Act and the Securities Act, the limitations in the Act and in the Internal Revenue Code of 1986, as amended applicable to the Trust and the investment objectives, policies and restrictions of the Funds.

(c) The Sub-Adviser may from time to time employ or associate with such persons as the Sub-Adviser believes to be appropriate or necessary to assist in the execution of the Sub-Adviser's duties hereunder, the cost of performance of such duties to be borne and paid by the Sub-Adviser. No obligation may be imposed on the Trust in any such respect.

(d)   The Sub-Adviser shall maintain records relating to portfolio transactions and the placing and allocation of brokerage orders as are required to be maintained by the Trust under the Act. The Sub-Adviser shall prepare and maintain, or cause to be prepared and maintained, in such form, for such periods and in such locations as may be required by applicable law, all documents and records relating to the services provided by the Sub-Adviser pursuant to this Agreement required to be prepared and maintained by the Trust pursuant to the rules and regulations of any national, state, or local government entity with jurisdiction over the Trust, including the Securities and Exchange Commission and the Internal Revenue Service. The books and records pertaining to the Trust which are in possession of the Sub-Adviser shall be the property of the Trust. The Trust, or the Trust's authorized representatives (including the Adviser), shall have access to such books and records at all times during the Sub-Adviser's normal business hours. Upon the reasonable request of the Trust, copies of any such books and records shall be provided promptly by the Sub-Adviser to the Trust or the Trust's authorized representatives.

Section 4. Control by Board.   As is the case with respect to the Adviser under the Investment Advisory Agreement, any investment activities undertaken by the Sub-Adviser pursuant to this Agreement, as well as any other activities undertaken by the Sub-Adviser on behalf of the Funds, shall at all times be subject to the direction and control the Trust's Board.

Section 5. Compliance with Applicable Requirements. In carrying out its obligations under this Agreement, the Sub-Adviser shall at all times comply with:

(a)   all applicable provisions of the 1940 Act, and any rules and regulations adopted thereunder;

(b)   the provisions of the registration statement of the Trust, as it may be amended or supplemented from time to time, under the Securities Act and the 1940 Act;

(c)   the provisions of the Declaration of Trust of the Trust, as it may be amended or supplemented from time to time;

(d)   the provisions of any By-laws of the Trust, if adopted and as it may be amended from time to time, or resolutions of the Board as may be adopted from time to time;

(e)   the provisions of the Internal Revenue Code of 1986, as amended, applicable to the Trust or the Funds;

(f)   any other applicable provisions of state or federal law; and

In addition, any code of ethics adopted by the Sub-Adviser must comply with Rule 17j-1 under the 1940 Act, as it may be amended from time to time, and any broadly accepted industry practices, if requested by the Trust or the Adviser.

Section 6. Broker-Dealer Relationships. The Sub-Adviser is responsible for the purchase and sale of securities for the Funds, broker-dealer selection, and negotiation of brokerage commission rates. The Sub-Adviser's primary consideration in effecting a security transaction will be to obtain the best price and execution. In selecting a broker-dealer to execute each particular transaction for a Fund, the Sub-Adviser will take the following into consideration: the best net price available, the reliability, integrity and financial condition of the broker-dealer; the size of and difficulty in executing the order; and the value of the expected contribution of the broker-dealer to the Fund on a continuing basis. Accordingly, the price to the Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered. Subject to such policies as the Trust's Board of Trustees may from time to time determine, the Sub-Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of having caused a Fund to pay a broker or dealer that provides brokerage and research services to the Sub-Adviser an amount of commission for effecting a portfolio investment transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Sub-Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Sub-Adviser with respect to the Fund and to other clients of the Sub-Adviser. The Sub-Adviser is further authorized to allocate the orders placed by it on behalf of the Funds to brokers and dealers who also provide research or statistical material, or other services to the Funds or to the Sub-Adviser. Such allocation shall be in such amounts and proportions as the Sub-Adviser shall determine and the Sub-Adviser will report on said allocations regularly to the Board of Trustees of the Trust indicating the brokers to whom such allocations have been made and the basis therefor.

Section 7. Expenses of the Fund. All of the ordinary business expenses incurred in the operations of the Funds and the offering of their shares shall be borne by the Funds unless specifically provided otherwise in this Agreement. These expenses borne by the Trust include, but are not limited to, brokerage commissions, taxes, legal, auditing or governmental fees, the cost of preparing share certificates, custodian, transfer agent and shareholder service agent costs, expense of issue, sale, redemption and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustees and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Funds in connection with membership in investment company organizations and the cost of printing copies of prospectuses and statements of additional information distributed to the Funds' shareholders.

Section 8. Compensation. As compensation for the sub-advisory services provided under this Agreement, the Adviser shall pay the Sub-Adviser fees, payable monthly, the annual rates indicated on Schedule A hereto, as such Schedule may be amended or supplemented from time to time. It is understood that the Adviser shall be responsible for the Sub-Adviser's fee for its services hereunder, and the Sub-Adviser agrees that it shall have no claim against the Trust or the Funds with respect to compensation under this Agreement.

Section 9. Standard of Care. The Trust and Adviser shall expect of the Sub-Adviser, and the Sub-Adviser will give the Trust and the Adviser the benefit of, the Sub-Adviser's best judgment and efforts in rendering its services to the Trust, and as an inducement to the Sub-Adviser's undertaking these services at the compensation level specified, the Sub-Adviser shall not be liable hereunder for any mistake in judgment. In the absence of willful misfeasance, bad faith, negligence or reckless disregard of obligations or duties hereunder on the part of the Sub-Adviser or any of its officers, directors, employees or agents, the Sub-Adviser shall not be subject to liability to the Trust or to any shareholders in the Trust for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

Section 10. Non-Exclusivity. The services of the Sub-Adviser to the Adviser and the Trust are not to be deemed to be exclusive, and the Sub-Adviser shall be free to render investment advisory and administrative or other services to others (including other investment companies) and to engage in other activities. It is understood and agreed that officers or directors of the Sub-Adviser are not prohibited from engaging in any other business activity or from rendering services to any other person, or from serving as partners, officers, directors or trustees of any other firm or trust, including other investment advisory companies.

Section 11.   Records. The Sub-Adviser shall, with respect to orders the Sub-Adviser places for the purchase and sale of portfolio securities of the Funds, maintain or arrange for the maintenance of the documents and records required pursuant to Rule 31a-1 under the 1940 Act as well as trade tickets and confirmations of portfolio trades and such other records as the Adviser or the Funds' Administrator reasonably requests to be maintained. All such records shall be maintained in a form acceptable to the Funds and in compliance with the provisions of Rule 31a-1 or any successor rule. All such records will be the property of the Funds, and will be available for inspection and use by the Funds and their authorized representatives (including the Adviser). The Sub-Adviser shall promptly, upon the Trust's request, surrender to the Funds those records which are the property of the Trust or any Fund. The Sub-Adviser will promptly notify the Funds' Administrator if it experiences any difficulty in maintaining the records in an accurate and complete manner.

Section 12. **Term and Approval.** This Agreement shall become effective with respect to a Fund after it is approved in accordance with the express requirements of the 1940 Act, and executed by the Trust, Adviser and Sub-Adviser and shall thereafter continue from year to year, provided that the continuation of the Agreement is approved in accordance with the requirements of the 1940 Act, which currently requires that the continuation be approved at least annually:

(a)   (i) by the Trust's Board of Trustees or (ii) by the vote of "a majority of the outstanding voting securities" of the Fund (as defined in Section 2(a)(42) of the 1940 Act), and

(b)   by the affirmative vote of a majority of the Trust's Trustees who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of a party to this Agreement (other than as Trustees of the Trust), by votes cast in person at a meeting specifically called for such purpose.

Section 13. Termination. As required under the 1940 Act, this Agreement may be terminated with respect to a Fund at any time, without the payment of any penalty, by vote of the Trust's Board of Trustees or by vote of a majority of a Fund's outstanding voting securities, or by the Adviser or Sub-Adviser, on sixty (60) days written notice to the other party. The notice provided for herein may be waived by the party entitled to receipt thereof. This Agreement shall automatically terminate in the event of its assignment, the term "assignment" for purposes of this paragraph having the meaning defined in Section 2(a)(4) of the 1940 Act, as it may be interpreted by the Commission or its staff in interpretive releases, or applied by the Commission staff in no-action letters, issued under the 1940 Act.

Section 14. Indemnification by the Sub-Adviser. The Trust shall not be responsible for, and the Sub-Adviser shall indemnify and hold the Trust or any Fund of the Trust harmless from and against, any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to the willful misfeasance, bad faith, negligent acts or reckless disregard of obligations or duties of the Sub-Adviser or any of its officers, directors, employees or agents.

Section 15. Indemnification by the Trust. In the absence of willful misfeasance, bad faith, negligence or reckless disregard of duties hereunder on the part of the Sub-Adviser or any of its officers, directors, employees or agents, the Trust hereby agrees to indemnify and hold harmless the Sub-Adviser against all claims, actions, suits or proceedings at law or in equity whether brought by a private party or a governmental department, commission, board, bureau, agency or instrumentality of any kind, arising from the advertising, solicitation, sale, purchase or pledge of securities, whether of the Funds or other securities, undertaken by the Funds, their officers, directors, employees or affiliates, resulting from any violations of the securities laws, rules, regulations, statutes and codes, whether federal or of any state, by the Funds, their officers, directors, employees or affiliates. Federal and state securities laws impose liabilities under certain circumstances on persons who act in good faith, and nothing herein shall constitute a waiver or limitation of any rights which a Fund may have and which may not be waived under any applicable federal and state securities laws.

Section 16. Notices. Any notices under this Agreement shall be in writing, addressed and delivered or mailed postage paid to the other party at such address as such other party may designate for the receipt of such notice. Until further notice to the other party, it is agreed that the address of the Trust shall be 525 Market Street, 12th Floor, San

Francisco, California 94163, Attention Michael J. Hogan, and that of the Adviser shall be 525 Market Street, 12th Floor, San Francisco, California 94163, Attention: Michael J. Hogan, and that of the Sub-Adviser shall be 525 Market Street, 10th Floor, San Francisco, California 94163, Attention: J. Mari Casas.

Section 17. Questions of Interpretation. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such terms or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Commission, or interpretations of the Commission or its staff, or Commission staff no-action letters, issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act or the Advisers Act reflected in any provision of this Agreement is revised by rule, regulation or order of the Commission, such provision shall be deemed to incorporate the effect of such rule, regulation or order. The duties and obligations of the parties under this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 18. Amendment. This Agreement supersedes the sub-advisory agreement among Wells Fargo Funds Trust, Wells Fargo Bank, N.A. and Wells Fargo Capital Management Incorporated dated November 8, 1999, as approved by the Board of Trustees on March 26, 1999 as amended October 28, 1999, May 9, 2000 and July 25, 2000. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. If shareholder approval of an amendment is required under the 1940 Act, no such amendment shall become effective until approved by a vote of the majority of the outstanding shares of the affected Funds. Otherwise, a written amendment of this Agreement is effective upon the approval of the Board of Trustees, the Adviser and the Sub-Adviser.

Section 19. Wells Fargo Name. The Sub-Adviser and the Trust each agree that the name "Wells Fargo," which comprises a component of the Trust's name, is a property right of the parent of the Adviser. The Trust agrees and consents that: (i) it will use the words "Wells Fargo" as a component of its corporate name, the name of any series or class, or all of the above, and for no other purpose; (ii) it will not grant to any third party the right to use the name "Wells Fargo" for any purpose; (iii) the Adviser or any corporate affiliate of the Adviser may use or grant to others the right to use the words "Wells Fargo," or any combination or abbreviation thereof, as all or a portion of a corporate or business name or for any commercial purpose, other than a grant of such right to another registered investment company not advised by the Adviser or one of its affiliates; and (iv) in the event that the Adviser or an affiliate thereof is no longer acting as investment adviser to any Fund or class of a Fund, the Trust shall, upon request by the Adviser, promptly take such action as may be necessary to change its corporate name to one not containing the words "Wells Fargo" and following such change, shall not use the words "Wells Fargo," or any combination thereof, as a part of its corporate name or for any other commercial purpose, and shall use its best efforts to cause its trustees, officers and shareholders to take any and all actions that the Adviser may request to effect the foregoing and to reconvey to the Adviser any and all rights to such words.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers on the day and year first written above.

WELLS FARGO FUNDS TRUST
on behalf of the Funds

By: _____
     C. David Messman
     Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By: _____
     Andrew Owen
     Vice President

WELLS CAPITAL MANAGEMENT INCORPORATED

By: _____
     J. Mari Casas
     Chief Operating Officer

APPENDIX A

WELLS CAPITAL MANAGEMENT INCORPORATED
INVESTMENT SUB-ADVISORY AGREEMENT

WELLS FARGO FUNDS TRUST

Adjustable Rate Government Fund
Asia Pacific Fund
California Limited-Term Tax-Free Fund
California Tax-Free Fund
California Municipal Money Market Fund
Capital Growth Fund
Cash Investment Money Market Fund
Classic Value Fund[1]
Colorado Tax-Free Fund
Common Stock Fund
Conservative Allocation Fund
Core Equity Fund[2]
Disciplined Global Equity Fund[3]
Disciplined U.S. Core Fund[4]
Disciplined Value Fund[5]
Discovery Fund
Diversified Capital Builder Fund
Diversified Income Builder Fund
Diversified International Fund
Emerging Markets Equity Fund
Endeavor Select Fund
Enterprise Fund
Global Opportunities Fund
Government Money Market Fund
Government Securities Fund
Growth Balanced Fund
Growth Fund
Growth Opportunities Fund[6]

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[1] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Classic Value Fund into the Equity Value Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[2] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Core Equity Fund into the Opportunity Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[3] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Disciplined Global Equity Fund into the Intrinsic World Equity Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[4] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the sub-adviser change to the Disciplined U.S. Core Fund. Pending shareholder approval, the sub-adviser change will become effective in the third quarter of 2011.

[5] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Disciplined Value Fund into the Large Company Value Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Health Care Fund
Heritage Money Market Fund
High Income Fund
High Yield Bond Fund
Income Plus Fund
Index Asset Allocation Fund
Intermediate Tax/AMT-Free Fund
International Equity Fund
Large Cap Growth Fund
Managed Account CoreBuilder Shares Series G
Managed Account CoreBuilder Shares Series M
Mid Cap Growth Fund[7]
Minnesota Money Market Fund
Minnesota Tax-Free Fund
Moderate Balanced Fund
Money Market Fund
Municipal Bond Fund
Municipal Cash Management Money Market Fund
Municipal Money Market Fund
National Tax-Free Money Market Fund
New Jersey Municipal Money Market Fund
New York Municipal Money Market Fund
North Carolina Tax-Free Fund
Omega Growth Fund
Opportunity Fund
Pennsylvania Municipal Money Market Fund
Pennsylvania Tax-Free Fund
Precious Metals Fund
Premier Large Company Growth Fund
Prime Investment Money Market Fund
Short Duration Government Bond Fund
Short-Term Bond Fund
Short-Term High Yield Bond Fund
Short-Term Municipal Bond Fund
Small Cap Growth Fund[8]
Small Cap Value Fund
Small Mid/Cap Value Fund
Special Mid Cap Value Fund

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[6] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Growth Opportunities Fund into the Discovery Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[7] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Mid Cap Growth Fund into the Enterprise Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[8] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Small Cap Growth Fund into the Emerging Growth Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Special Small Cap Value Fund
Strategic Large Cap Growth Fund
Strategic Municipal Bond Fund
Traditional Small Cap Growth Fund
Treasury Plus Money Market Fund
Ultra Short-Term Income Fund
Ultra Short-Term Municipal Income Fund
WealthBuilder Conservative Allocation Portfolio
WealthBuilder Equity Portfolio
WealthBuilder Growth Allocation
WealthBuilder Growth Balanced Portfolio
WealthBuilder Moderate Balanced Portfolio
WealthBuilder Tactical Equity Portfolio
Wisconsin Tax-Free Fund
100% Treasury Money Market Fund

Most recent annual approval by the Board of Trustees: March 25, 2011
Appendix A amended: May 18, 2011

SCHEDULE A

WELLS CAPITAL MANAGEMENT INCORPORATED
INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT
WELLS FARGO FUNDS TRUST

This fee agreement is made as of the 27th day of March, 2009, and is amended as of the 18th day of May, 2011, by and between Wells Fargo Funds Management, LLC (the "Adviser") and Wells Capital Management Incorporated (the "Sub-Adviser"); and

WHEREAS, the parties and Wells Fargo Funds Trust (the "Trust") have entered into an Investment Sub-Advisory Agreement ("Sub-Advisory Agreement") whereby the Sub-Adviser provides investment management advice to each series of the Trust as listed in Appendix A to the Sub-Advisory Agreement (each a "Fund" and collectively the "Funds").

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as agreed upon in writing by the parties.

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated as follows on a monthly basis by applying the annual rates described in this Schedule A to Appendix A for each Fund listed in Appendix A.

The Sub-Adviser shall receive a fee as described in this Schedule A to Appendix A of the assets of the Conservative Allocation Fund, Growth Balanced Fund and Moderate Balanced Fund and from each WealthBuilder Portfolio for providing services with respect to which Master Trust Portfolios (or, in the case of the WealthBuilder Portfolios, other unaffiliated funds) these Funds will invest in and the percentage to allocate to each Master Portfolio or unaffiliated fund in reliance on Section 12(d)(1)(G) under the Act, the rules thereunder, or order issued by the Commission exempting the Fund from the provisions of Section 12(d)(1)(A) under the Act (a "Fund of Funds structure").

The net assets under management against which the foregoing fees are to be applied are the net assets as of the first business day of the month. If this fee agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for that part of the month this agreement is in effect shall be subject to a pro rata adjustment based on the number of days elapsed in the current month as a percentage of the total number of days in such month. If the determination of the net asset value is suspended as of the first business day of the month, the net asset value for the last day prior to such suspension shall for this purpose be deemed to be the net asset value on the first business day of the month.

SCHEDULE A

WELLS CAPITAL MANAGEMENT INCORPORATED
INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT
WELLS FARGO FUNDS TRUST

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Adjustable Rate Government Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Asia Pacific Fund	First 100M	0.65
	Next 100M	0.55
	Over 200M	0.45
California Limited-Term Tax-Free Fund	First 100M	0.15
	Next 200M	0.10
	Over 300M	0.05
California Tax-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
California Municipal Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Capital Growth Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Cash Investment Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Classic Value Fund[1]	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Colorado Tax-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10

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[1] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Classic Value Fund into the Equity Value Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Common Stock Fund	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.30
Conservative Allocation Fund	First 250M	0.10
	Over 250M	0.05
Core Equity Fund[2]	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Disciplined Global Equity Fund[3]	First 200M	0.35
	Over 200M	0.30
Disciplined U.S. Core Fund[4]	First 100M	0.25
	Next 200M	0.20
	Over 300M	0.15
Disciplined Value Fund[5]	First 100M	0.25
	Next 200M	0.20
	Over 300M	0.15
Discovery Fund	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.35
Diversified Capital Builder Fund	First 100M	0.35
	Next 200M	0.30
	Next 200M	0.25
	Over 500M	0.20
Diversified Income Builder Fund	First 100M	0.35
	Next 200M	0.30
	Next 200M	0.25
	Over 500M	0.20
Diversified International Fund	First 200M	0.45
	Over 200M	0.40
Emerging Markets Equity Fund	First 100M	0.65
	Next 100M	0.55
	Over 200M	0.45

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[2] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Core Equity Fund into the Opportunity Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[3] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Disciplined Global Equity Fund into the Intrinsic World Equity Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

[4] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the sub-adviser change to the Disciplined U.S. Core Fund. Pending shareholder approval, the sub-adviser change will become effective in the third quarter of 2011.

[5] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Disciplined Value Fund into the Large Company Value Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Endeavor Select Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Enterprise Fund	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.30
Global Opportunities Fund	First 100M	0.55
	Next 100M	0.50
	Over 200M	0.40
Government Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Government Securities Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Growth Balanced Fund	First 250M	0.10
	Over 250M	0.05
Growth Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Growth Opportunities Fund[6]	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.35
Health Care Fund	First 100M	0.40
	Over 100M	0.35
Heritage Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
High Income Fund	First 100M	0.35
	Next 200M	0.30
	Next 200M	0.25
	Over 500M	0.20
High Yield Bond Fund	First 100M	0.35
	Next 200M	0.30
	Next 200M	0.25
	Over 500M	0.20

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[6] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Growth Opportunities Fund into the Discovery Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Income Plus Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Index Asset Allocation Fund	First 100M	0.15
	Next 100M	0.125
	Over 200M	0.10
Intermediate Tax/AMT-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
International Equity Fund	First 200M	0.45
	Over 200M	0.40
Large Cap Growth Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Managed Account CoreBuilder Shares Series G	0.00	
Managed Account CoreBuilder Shares Series M	0.00	
Mid Cap Growth Fund[7]	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.30
Minnesota Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Minnesota Tax-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Moderate Balanced Fund	First 250M	0.10
	Over 250M	0.05
Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Municipal Bond Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Municipal Cash Management Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01

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[7] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Mid Cap Growth Fund into the Enterprise Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Municipal Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
National Tax-Free Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
New Jersey Municipal Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
New York Municipal Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
North Carolina Tax-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Omega Growth Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Opportunity Fund	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.30
Pennsylvania Municipal Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Pennsylvania Tax-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Precious Metals Fund	First 100M	0.40
	Over 100M	0.35
Premier Large Company Growth Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Prime Investment Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Short Duration Government Bond Fund	First 100M	0.15
	Next 200M	0.10
	Over 300M	0.05

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Short-Term Bond Fund	First 100M	0.15
	Next 200M	0.10
	Over 300M	0.05
Short-Term High Yield Bond Fund	First 100M	0.35
	Next 200M	0.30
	Next 200M	0.25
	Over 500M	0.20
Short-Term Municipal Bond Fund	First 100M	0.15
	Next 200M	0.10
	Over 300M	0.05
Small Cap Growth Fund[8]	First 100M	0.55
	Next 100M	0.50
	Over 200M	0.40
Small Cap Value Fund	First 100M	0.55
	Next 100M	0.50
	Over 200M	0.40
Small Mid/Cap Value Fund	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.35
Special Mid Cap Value Fund	First 100M	0.45
	Next 100M	0.40
	Over 200M	0.30
Special Small Cap Value Fund	First 100M	0.55
	Next 100M	0.50
	Over 200M	0.40
Strategic Large Cap Growth Fund	First 100M	0.35
	Next 100M	0.30
	Next 300M	0.20
	Over 500M	0.15
Strategic Municipal Bond Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
Traditional Small Cap Growth Fund	First 100M	0.55
	Next 100M	0.50
	Over 200M	0.40
Treasury Plus Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01
Ultra Short-Term Income Fund	First 100M	0.15
	Next 200M	0.10
	Over 300M	0.05

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[8] On May 18, 2011, the Board of Trustees of Wells Fargo Funds Trust approved the merger of the Small Cap Growth Fund into the Emerging Growth Fund. Pending shareholder approval, the merger will become effective in the third quarter of 2011.

Funds Trust Funds	Fee as % of Avg. Daily Net Assets	
Ultra Short-Term Municipal Income Fund	First 100M	0.15
	Next 200M	0.10
	Over 300M	0.05
WealthBuilder Conservative Allocation Portfolio	0.15	
WealthBuilder Equity Portfolio	0.15	
WealthBuilder Growth Allocation Portfolio	0.15	
WealthBuilder Growth Balanced Portfolio	0.15	
WealthBuilder Moderate Balanced Portfolio	0.15	
WealthBuilder Tactical Equity Portfolio	0.15	
Wisconsin Tax-Free Fund	First 100M	0.20
	Next 200M	0.175
	Next 200M	0.15
	Over 500M	0.10
100% Treasury Money Market Fund	First 1B	0.05
	Next 2B	0.03
	Next 3B	0.02
	Over 6B	0.01

Most recent annual approval by the Board of Trustees: March 25, 2011
Schedule A amended: May 18, 2011

The foregoing fee schedule is agreed to as of May 18, 2011 and shall remain in effect until changed in writing by the parties.

WELLS FARGO FUNDS MANAGEMENT, LLC

By: _____
        Andrew Owen
        Executive Vice President

WELLS CAPITAL MANAGEMENT INCORPORATED

By: _____
        Karen Norton
        Chief Operating Officer